SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ) *

JRJR33, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

46645Q106

(CUSIP Number)

Rochon Capital Partners, Ltd.	Richmont Capital Partners V LP
2950 North Harwood Street, 22nd Floor	2950 North Harwood Street, 22nd Floor
Dallas, Texas 75201	Dallas, Texas 75201
Attention: John P. Rochon	Attention: John Rochon, Jr.
(469) 913-4115	(469) 913-4115

With a copy to:

Leslie Marlow, Esq.
Gracin & Marlow, LLP
The Chrysler Building
405 Lexington Avenue, 26th Floor
New York, New York 10174
(212) 907-6457

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 9, 2016

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule. 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46645Q106

(1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Rochon Capital Partners, Ltd. 26-0355365

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power -0-

	(8)	Shared Voting Power 14,125,000 (1)(2)(3)(4)

	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 14,125,000 (1)(2)(3)(4)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 19,925,822(1)(2)(3)(4)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 55.2% (5)

(14)	Type of Reporting Person PN

(1)
Rochon Capital Partners, Ltd. (“Rochon Capital”) directly owns 12,500,000 shares of JRjr33, Inc. common stock, par value $0.0001 per share (the “Common Stock”). John Rochon Management, Inc. (“Rochon Management”) is the sole general partner of Rochon Capital, and John P. Rochon (“Mr. Rochon”) is the sole owner and the President of Rochon Management.  Therefore, Rochon Management and Mr. Rochon may be deemed to be beneficial owners of, and share voting and dispositive power over, these 12,500,000 shares.

(2)
The 14,162,500 shares of Common Stock consist of the following: (i) 12,500,000 shares are directly owned by Rochon Capital, (ii) 37,500 shares are owned directly by Rochon Management, and (iii) 1,625,000 shares are held by The Tamala L. Longaberger Revocable Trust (the “Longaberger Trust”). Pursuant to a voting agreement (the “Longaberger Voting Agreement”) between Rochon Capital and the Longaberger Trust, Rochon Capital has the right, until March 18, 2018, to vote all of the 1,625,000 shares held by the Longaberger Trust.  As a result, these 1,625,000 shares may be deemed to be beneficially owned by Rochon Capital.

(3)
Richmont Capital Partners V LP (“Richmont Capital”) directly owns 3,200,000 shares of Common Stock. Richmont Street LLC (“Richmont Street”) is the sole general partner of Richmont Capital and John Rochon, Jr. (“Mr. Rochon, Jr.”) is the sole owner and the President of Richmont Street. Therefore, Richmont Street and Mr. Rochon, Jr. may

be deemed to be beneficial owners of, and share voting and dispositive power over, the shares held by Richmont Capital. In addition, Mr. Rochon, Jr. directly owns 1,210,760 shares of Common Stock and may be deemed to be beneficial owner of, and share voting and dispositive power over: (i) 1,237,500 shares of Common Stock held by The William John Philip Rochon 2010 Dynasty Trust (the “Rochon Trust”), of which Mr. Rochon, Jr. is the sole trustee; and (ii) 115,062 shares of Common Stock held by trusts for the benefit of Mr. Rochon, Jr.’s children, of which Mr. Rochon, Jr. is the sole trustee.

(4)
As described in Item 4 of this Schedule 13D, Mr. Rochon and Mr. Rochon, Jr. entered into a voting agreement dated August 9, 2016 (the “Voting Agreement”), such that Rochon Capital, Rochon Management, Mr. Rochon, Richmont Capital, Richmont Street and Mr. Rochon, Jr. are deemed to be members of a group for voting purposes under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(5)	Percentage calculated based on 36,085,324 shares of Common Stock outstanding as of August 11, 2016.

CUSIP No. 46645Q106

(1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) John Rochon Management, Inc. 20-2083449

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds OO, AF

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power -0-

	(8)	Shared Voting Power 14,162,500 (1)(2)(3)(4)

	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 14,162,500 (1)(2)(3)(4)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 19,925,822 (1)(2)(3)(4)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 55.2% (5)

(14)	Type of Reporting Person CO

(1) See footnote (1) above for Rochon Capital.
(2) See footnote (2) above for Rochon Capital.
(3) See footnote (3) above for Rochon Capital.
(4) See footnote (4) above for Rochon Capital.
(5) See footnote (5) above for Rochon Capital.

CUSIP No. 46645Q106

(1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) John P. Rochon

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds OO, AF

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power -0-

	(8)	Shared Voting Power 14,162,500 (1)(2)(3)(4)

	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 14,162,500 (1)(2)(3)(4)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 19,925,822 (1)(2)(3)(4)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 55.2% (5)

(14)	Type of Reporting Person IN

(1) See footnote (1) above for Rochon Capital.
(2) See footnote (2) above for Rochon Capital.
(3) See footnote (3) above for Rochon Capital.
(4) See footnote (4) above for Rochon Capital.
(5) See footnote (5) above for Rochon Capital.

CUSIP No. 46645Q106

(1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Richmont Capital Partners V LP 46-1551459

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds WC

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power -0-

	(8)	Shared Voting Power 3,200,000 (1)(2)(3)(4)

	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 3,200,000 (1)(2)(3)(4)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 19,925,822 (1)(2)(3)(4)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 55.2% (5)

(14)	Type of Reporting Person PN

(1) See footnote (1) above for Rochon Capital.
(2) See footnote (2) above for Rochon Capital.
(3) See footnote (3) above for Rochon Capital.
(4) See footnote (4) above for Rochon Capital.
(5) See footnote (5) above for Rochon Capital.

CUSIP No. 46645Q106

(1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Richmont Street LLC 80-0875251

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds AF

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power -0-

	(8)	Shared Voting Power 3,200,000 (1)(2)(3)(4)

	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 3,200,000 (1)(2)(3)(4)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 19,925,822 (1)(2)(3)(4)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 55.2% (5)

(14)	Type of Reporting Person CO

(1) See footnote (1) above for Rochon Capital.
(2) See footnote (2) above for Rochon Capital.
(3) See footnote (3) above for Rochon Capital.
(4) See footnote (4) above for Rochon Capital.
(5) See footnote (5) above for Rochon Capital.

CUSIP No. 46645Q106

(1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) John Rochon, Jr.

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds OO, AF

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 2,563,322 (1)(2)(3)(4)

	(8)	Shared Voting Power 3,200,000 (1)(2)(3)(4)

	(9)	Sole Dispositive Power 2,563,322 (1)(2)(3)(4)

	(10)	Shared Dispositive Power 3,200,000 (1)(2)(3)(4)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 19,925,822 (1)(2)(3)(4)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 55.2% (5)

(14)	Type of Reporting Person IN

(1) See footnote (1) above for Rochon Capital.
(2) See footnote (2) above for Rochon Capital.
(3) See footnote (3) above for Rochon Capital.
(4) See footnote (4) above for Rochon Capital.
(5) See footnote (5) above for Rochon Capital.

Item 1.    Security and Issuer.

The name of the issuer is JRjr33, Inc., a Florida corporation (the “Company”).  The principal executive office of the Company is located at 2950 North Harwood Street, 22nd Floor, Dallas, Texas 75201, United States of America.  This Schedule 13D relates to the Company’s Common Stock.

Item 2.    Identity and Background.

(a)          This statement is filed on behalf of Rochon Capital, a Texas limited partnership, Rochon Management, a Texas corporation, Mr. Rochon, individually, Richmont Capital, a Texas limited partnership, Richmont Street, a Texas limited liability company, and Mr. Rochon, Jr., individually, which are each referred to in this Schedule 13D as a “Reporting Person” and are collectively referred to as the “Reporting Persons.”

(b)     The business address of each of the Reporting Persons is 2950 North Harwood Street, 22nd Floor, Dallas, Texas 75201.

(c)           Mr. Rochon is the Chief Executive Officer, President and Chairman of the Board of the Company. Mr. Rochon also is the founder and Chairman of the Board of Directors of Richmont Holdings, Inc., a private investment and business management company (“Richmont Holdings”).  Rochon Capital and Rochon Management are involved primarily in investment activities.  Rochon Management is the sole general partner of Rochon Capital, and Mr. Rochon owns 100% of the outstanding capital stock (including all voting rights) of Rochon Management.  The business address of each Reporting Person is set forth in sub-item (b) of this Item 2.

Mr. Rochon, Jr. is the Vice Chairman and Director of the Company and is the son of Mr. Rochon. Since 2006, Mr. Rochon, Jr. has served as the Vice Chairman and Chief Executive Officer of Richmont Holdings.  Richmont Capital and Richmont Street are involved primarily in investment activities.  Richmont Street is the sole general partner of Richmont Capital, and Mr. Rochon, Jr. owns 100% of the equity (including all voting rights) of Richmont Street.  The business address of each Reporting Person is set forth in sub-item (b) of this Item 2.

(d)    None of the Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    None of the Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Mr. Rochon and Mr. Rochon, Jr. are citizens of the United States of America.  This sub-item is not applicable to Rochon Capital, Rochon Management, Richmont Capital and Richmont Street.

Item 3. Source and Amount of Funds or Other Consideration.

See the response to Item 4, which is incorporated by reference herein.

Item 4. Purpose of the Transaction.

Overview

Except as otherwise described in this Schedule 13D, none of the Reporting Persons currently has any plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Each of the Reporting Persons expects to evaluate on an ongoing basis the Company’s financial condition, business, operations and prospects, the market price of Common Stock, conditions in the securities markets generally, general economic and industry conditions, and other factors.  Accordingly, each Reporting Person reserves the right to change its or his plans and intentions at any time, as it or he deems appropriate.  In particular, any of the Reporting Persons (and their respective affiliates) may purchase additional shares of Common Stock or other securities of the Company or may sell or transfer Common Stock directly or beneficially owned by them, as applicable, from time to time in public or private transactions.  Any such transactions may be effected at any time or from time to time subject to any applicable limitations imposed on the sale of the Company’s securities by the Securities Act of 1933, as amended, the Exchange and the rules and regulations promulgated under such acts or other applicable law.

Group Formation

Mr. Rochon, Rochon Capital and Rochon Management have previously filed a Schedule 13D, as amended, in connection with their deemed beneficial ownership of shares of Common Stock. Mr. Rochon, Jr., Richmont Capital and Richmont Street have also previously filed a Schedule 13D, as amended, in connection with their deemed beneficial ownership of shares of Common Stock. This Schedule 13D is being filed to report that as a result of the Voting Agreement, Rochon Capital, Rochon Management, Mr. Rochon, Richmont Capital, Richmont Street and Mr. Rochon, Jr. are deemed to be members of a group (the “Group”) for purposes of voting their shares of Common Stock. Pursuant to the rules of the Securities and Exchange Commission (the “SEC”) promulgated under the Exchange Act, due to the Voting Agreement the Group was deemed to have acquired beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Exchange Act, of all equity securities of the Company beneficially owned by each member of the Group.

Reverse Stock Split

On October 16, 2104, the Company effected a 1-for-20 reverse stock split of its issued and outstanding shares of Common Stock. Unless indicated otherwise, all references to share numbers in this filing reflect this reverse stock split.

Transactions

Share Exchange Agreement

Pursuant to a Share Exchange Agreement (the “Share Exchange Agreement”), dated August 24, 2012, by and among the Company (formerly known as CVSL Inc.), Happenings Communications Group, Inc., a Texas corporation (“HCG”), and Rochon Capital, at the initial closing on September 25, 2012 (the “First Tranche Closing”) of the transactions contemplated by the Share Exchange Agreement (the “Transactions”), the Company issued 21,904,302 shares of Common Stock to Rochon Capital in exchange for all of the outstanding shares of common stock of HCG.  The Transactions consummated at the First Tranche Closing resulted in, among other things, Rochon Capital becoming the record holder of 90% of the outstanding shares of Common Stock.

Under the Share Exchange Agreement, Rochon Capital purchased and has the right to an additional 25,240,676 shares of Common Stock (the “Second Tranche Stock”), which may be issued in the future under certain limited circumstances as hereinafter described.

On October 10, 2014, the Company entered into an Amended Share Exchange Agreement with Rochon Capital, which became effective on December 1, 2014 (the “Amended Share Exchange Agreement”), which limits Rochon Capital’s right to be issued the 25,240,676 shares of Second Tranche Stock solely upon the occurrence of certain stock acquisitions by third parties or the announcement of certain tender or exchange offers with respect to the Common Stock. Upon issuance, these shares will possess no rights other than voting rights and will be subject to strict transfer restrictions.

The Share Exchange Agreement and Amended Share Exchange Agreement are included as Exhibits 1 and 2 hereto, respectively, and are incorporated by reference herein.

Partnership Distributions and Gifts

On December 31, 2012, Rochon Capital distributed, without consideration, to its sole general partner and all of its limited partners, pro rata, an aggregate 3,750,000 shares of Common Stock (the “Distribution”).  In the Distribution, Rochon Management directly received 37,500 shares of Common Stock.

On December 31, 2012, the Rochon Trust received an aggregate of 1,237,500 shares of Common Stock, without consideration, by gift from Mr. Rochon and his spouse. On July 17, 2015, Rochon Capital gifted an aggregate of 125,369 shares of Common Stock, of which 115,062 shares were gifted to trusts for the benefit of Mr. Rochon, Jr.’s children.

Richmont Capital Note

Richmont Capital was the payee and holder of a $20,000,000 Convertible Subordinated Unsecured Promissory Note, as amended, issued on December 12, 2012 (the “Note”). All of the principal of and accrued interest under the Note was converted (the “Conversion”) into 3,200,000 shares of Common Stock at approximately $6.76 per share on November 26, 2014. Richmont Capital used working capital to acquire the Note from the Company. The Note, related note purchase agreement and letter of conversion are included as Exhibit 3, Exhibit 4 and Exhibit 5 hereto, respectively, and are incorporated by reference herein.

Consulting Arrangements

On February 15, 2013, Rochon Capital privately transferred (i) 350,000 shares of Common Stock acquired by it at the First Tranche Closing to a consultant; and (ii) 750,000 shares of Common Stock acquired by it at the First Tranche Closing to another consultant, in each case, in exchange for such transferee’s performance under a consulting arrangement for Rochon Capital and Richmont Holdings.  Each such transfer was made pursuant to a negotiated stock purchase agreement and ancillary documents with such transferee.  In its stock purchase agreement, each such transferee acknowledged and agreed that the acquired shares of Common Stock are subject to restrictions on transfer under applicable securities laws and made typical private-placement-type investment representations and covenants. Rochon Capital is a party to a lock-up agreement with each of the consultants regarding the shares of Common Stock transferred to each. The lock-up agreements are included as Exhibit 6 and Exhibit 7 hereto, respectively, and are incorporated by reference herein.

Rochon Capital also transferred to one of the consultants on December 3, 2013, 500,000 shares of Common Stock, for no consideration in satisfaction of the Company’s obligations to it as a consultant to the Company. The agreement setting forth the satisfaction of this obligation is included as Exhibit 15 hereto and is incorporated by reference herein.

Stock Purchase Agreement

Pursuant to a stock purchase agreement, dated April 9, 2013, between Mr. Rochon, Jr. and Rochon Capital (the “Stock Purchase Agreement”), on April 9, 2013, Mr. Rochon, Jr. acquired 1,250,000 shares of Common Stock (the “Transferred Shares”) from Rochon Capital in exchange for a full-recourse, unsecured $250,000 promissory note from Mr. Rochon, Jr. (the “Transferred Shares Note”).  The Transferred Shares Note bears interest at an annual rate of 2.3%, and all principal and accrued interest thereon is due and payable on April 9, 2023.  The Stock Purchase Agreement contains a covenant by Rochon Capital to cause Mr. Rochon, Jr. to be made a party to the Registration Rights Agreement, dated September 25, 2012, between the Company and Rochon Capital, effective as of a date mutually agreeable to Mr. Rochon, Jr. and Rochon Capital. The Stock Purchase Agreement and the Transferred Shares Note are included as Exhibit 8 and Exhibit 9 hereto, respectively, and are incorporated by reference herein.

Contribution of Shares

Rochon Capital contributed to the Company 1,625,000 shares of Common Stock, for no consideration, pursuant to an Equity Contribution Agreement, dated effective June 18, 2013, between Rochon Capital and the Company.  Upon completion of such contribution, the Company immediately canceled such shares of Common Stock. The Equity Contribution Agreement is included as Exhibit 10 hereto and is incorporated by reference herein.

Rochon Capital contributed to the Company on December 3, 2013, 686,328 shares of Common Stock, for no consideration, pursuant to an Equity Contribution Agreement, dated effective December 3, 2013, between Rochon Capital and the Company (the “Second Equity Contribution”).  Upon completion of the Second Equity Contribution, the Company immediately cancelled such shares of Common Stock. The Second Equity Contribution agreement is included as Exhibit 11 hereto and is incorporated by reference herein.

Rochon Capital contributed to the Company on May 1, 2014, 1,052,117 shares of Common Stock, for no consideration, pursuant to an Equity Contribution Agreement, dated effective May 1, 2014, between Rochon Capital and the Company (the “Third Equity Contribution”).  Upon completion of the Third Equity Contribution, the Company immediately cancelled such shares of Common Stock. The Third Equity Contribution agreement is included as Exhibit 12 hereto and is incorporated by reference herein.

Longaberger Voting Agreement

Pursuant to a Voting Agreement, dated March 18, 2013, among the Longaberger Trust, Rochon Capital, and the Company, and an irrevocable proxy executed by the Longaberger Trust as of the same date, the Longaberger Trust granted Rochon Capital the right to vote, until March 18, 2018, the 1,625,000 shares of Common Stock acquired by the Longaberger Trust upon the conversion on June 14, 2013 of a Convertible Subordinated Unsecured Promissory Note, dated March 15, 2013, in the original principal amount of $6,500,000, issued by the Company to the Longaberger Trust.  The Longaberger Voting Agreement and irrevocable proxy are included as Exhibit 13 and Exhibit 14 hereto, respectively, and are incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

The information in this Item 5 is provided as of the date hereof and the reported beneficial ownership percentages are based on 36,085,324 shares of Common Stock outstanding on August 11, 2016, which number of shares is derived from the Company’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on August 19, 2016.
(a) Number of shares and percent of Common Stock beneficially owned by each of the Reporting Persons:

Rochon Capital directly owns 12,500,000 shares of Common Stock, representing 34.6% of the current 36,085,324 shares of outstanding Common Stock. In addition, pursuant to the Longaberger Voting Agreement, Rochon Capital has the right, until March 18, 2018, to vote all of the 1,625,000 shares held by the Longaberger Trust.  As a result, these 1,625,000 shares may be deemed to be beneficially owned by Rochon Capital.

Rochon Management directly owns 37,500 shares of Common Stock, representing less than 1% of the current 36,085,324 shares of outstanding Common Stock. Rochon Management is the sole general partner of Rochon Capital and Mr. Rochon is the sole owner and the President of Rochon Management.  Therefore, Rochon Management and Mr. Rochon may be deemed to be beneficial owners of, and share voting and dispositive power over, these 12,537,500 shares, representing 34.7% of the current 36,085,324 shares of outstanding Common Stock.

Because of his direct or indirect ownership interest in, or control of, Rochon Capital and Rochon Management, Mr. Rochon may be deemed beneficially to own 14,162,500 shares of Common Stock, representing 39.2% of the current 36,085,324 shares of outstanding Common Stock (consisting of: (i) 12,500,000 shares held directly by Rochon Capital; (ii) the 1,625,000 shares held by the Longaberger Trust; and (iii) and 37,500 shares held directly by Rochon Management).

Richmont Capital directly owns 3,200,000 shares of Common Stock, representing 8.9% of the current 36,085,324 shares of outstanding Common Stock. Richmont Street is the sole general partner of Richmont Capital and Mr. Rochon, Jr. is the sole owner and the President of Richmont Street. Therefore, Richmont Street and Mr. Rochon, Jr. may be deemed to be beneficial owners of, and share voting and dispositive power over, the shares held by Richmont Capital.

Mr. Rochon, Jr. is deemed to beneficially own an aggregate of 5,763,322 shares of Common Stock comprised of: (i) 3,200,000 shares held directly by Richmont Capital; (ii) 1,210,760 shares owned directly by Mr. Rochon, Jr.; (iii) 1,237,500 shares held by the Rochon Trust, of which Mr. Rochon, Jr. is the sole trustee; and (iv) 115,062 shares of held by trusts for the benefit of Mr. Rochon, Jr.’s children, of which Mr. Rochon, Jr. is the sole trustee, with the 5,763,322 shares representing approximately 16% % of the current 36,085,324 shares of outstanding Common Stock.

Additionally, pursuant to the rules of the SEC, due to the Voting Agreement, Rochon Capital, Rochon Management, Mr. Rochon, Richmont Capital, Richmont Street and Mr. Rochon, Jr. as a Group may be deemed to beneficially own an aggregate of 19,925,822 shares of Common Stock, representing 55.2% of the current 36,085,324 shares of outstanding Common Stock, which consists of: (i) 12,500,000 shares directly owned by Rochon Capital; (ii) 37,500 shares owned directly by Rochon Management; (iii) 1,625,000 shares held by the Longaberger Trust; (iv) 3,200,000 shares held directly by Richmont Capital; (v) 1,210,760 shares held directly by Mr. Rochon, Jr.; (vi) 1,237,500 shares held by the Rochon Trust, of which Mr. Rochon, Jr. is the sole trustee; and (vii) 115,062 shares of held by trusts for the benefit of Mr. Rochon, Jr.’s children, of which Mr. Rochon, Jr. is the sole trustee.

The Reporting Persons may be deemed to be a Group (i) because of their actions in concert to complete the transactions set forth in the Share Exchange Agreement, such that Rochon Capital will have the full ownership of shares of Common Stock and corresponding control over the Company provided for by the Share Exchange Agreement; and (ii) due to the Voting Agreement by and between Mr. Rochon and Mr. Rochon, Jr.

There is no agreement or understanding among the Reporting Persons regarding any disposition or acquisition of the shares of Common Stock owned by each Reporting Person separately. Each of the Reporting Persons will make its or his own decisions regarding any disposition of the shares of Common Stock that it or he owns separately, and regarding any acquisition of additional shares of Common Stock, without consultation with, or concurrence of, any of the other Reporting Persons.

(b) Number of shares of Common Stock as to which each Reporting Person has:

Rochon Capital, Rochon Management and Mr. Rochon
(i (i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 14,162,500
(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 14,162,500

Richmont Capital and Richmont Street
(i (i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 3,200,000
(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 3,200,000

Mr. Rochon, Jr.
(i) Sole power to vote or to direct the vote: 2,563,322

(ii) Shared power to vote or to direct the vote: 3,200,000

(iii) Sole power to dispose or to direct the disposition of: 2,563,322

(iv) Shared power to dispose or to direct the disposition of: 3,200,000

(c) See the response to Item 4, which is incorporated by reference herein.
(d) Mr. Rochon’s spouse, Donna Jean Hewitt Rochon, as a limited partner of Rochon Capital, owns 20% of the outstanding partnership interests in Rochon Capital and has the indirect right, through her ownership of such limited partnership interests of Rochon Capital, to receive dividends from, or proceeds from the sale of, any Common Stock owned by Rochon Capital. In addition, the beneficiaries of the Rochon Trust and the trusts for the benefit of Mr. Rochon Jr.’s children have the right to receive any dividends from, or the proceeds from any sale of, the securities owned of record by such trusts.
(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See the responses to Item 4 and Item 5, which are incorporated by reference herein.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 1           Share Exchange Agreement, dated August 24, 2012, by and among Computer Vision Systems Laboratories, Corp., a Florida corporation, Happenings Communications Group, Inc., a Texas Corporation, and Rochon Capital Partners, Ltd., a Texas limited partnership (incorporated by reference to Exhibit 10.10 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 30, 2012).

Exhibit 2
Third Amendment to Share Exchange Agreement, dated as of December 1, 2014 (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K (File No. 001-36755) filed with the Commission on December 3, 2014).

Exhibit 3
Convertible Subordinated Unsecured Promissory Note, dated December 12, 2012, in the original principal amount of $20,000,000, from Computer Vision Systems Laboratories, Corp., a Florida corporation (as Maker), to Richmont Capital Partners V LP, a Texas limited partnership (as Payee) (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Company with the Commission on December 18, 2012).

Exhibit 4           Convertible Subordinated Unsecured Note Purchase Agreement, dated December 12, 2012, by and between Computer Vision Systems Laboratories, Corp., a Florida corporation, and Richmont Capital Partners V LP, a Texas limited partnership (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Company with the Commission on December 18, 2012).

Exhibit 5           Letter Agreement on Conversion of $20.0 Million Note, dated as of November 26, 2014, between CVSL Inc. and Richmont Capital Partners V LP (incorporated by reference to Exhibit 4.1 to CVSL Inc.’s Current Report on 8-K dated November 26, 2014).

Exhibit 6           Lock-Up Agreement, dated February 15, 2013, by and between Rochon Capital Partners, Ltd. and International Equities Group, Inc. (incorporated by reference to Exhibit 4 to a Schedule 13D filed by Rochon Capital with the Commission on February 19, 2013).

Exhibit 7           Lock-Up Agreement, dated February 15, 2013, by and between Rochon Capital Partners, Ltd. and Pumps Investment Ltd. (incorporated by reference to Exhibit 5 to a Schedule 13D filed by Rochon Capital with the Commission on February 19, 2013).

Exhibit 8           Stock Purchase Agreement, dated April 9, 2013, between John Rochon, Jr. and Rochon Capital Partners, Ltd., a Texas limited partnership (incorporated by reference to Exhibit 8 to a Schedule 13D filed by Rochon Capital with the Commission on April 19, 2013).

Exhibit 9           Unsecured Promissory Note, dated April 9, 2013, in the original principal amount of $250,000, from John Rochon, Jr. (as maker) to Rochon Capital Partners, Ltd., a Texas limited partnership (as payee) (incorporated by reference to Exhibit 9 to a Schedule 13D filed by Rochon Capital with the Commission on April 19, 2013).

Exhibit 10
Equity Contribution Agreement, dated as of June 18, 2013, between Rochon Capital Partners, Ltd., a Texas limited partnership, and CVSL Inc., a Florida corporation (incorporated by reference to Exhibit 10 to a Schedule 13D filed by Rochon Capital with the Commission on June 27, 2013).

Exhibit 11
Equity Contribution Agreement, dated November 12, 2013, between Rochon Capital Partners, Ltd., a Texas limited partnership, and CVSL Inc., a Florida corporation (incorporated by reference to Exhibit 13 to a Schedule 13D filed by Rochon Capital with the Commission on March 31, 2014).

Exhibit 12
Equity Contribution Agreement, dated May 1, 2014, between Rochon Capital Partners, Ltd., a Texas limited partnership, and CVSL Inc., a Florida corporation (incorporated by reference to Exhibit 10 to a Schedule 13D filed by Rochon Capital with the Commission on May 7, 2014).

Exhibit 13         Voting Agreement, dated March 18, 2013, by and among The Tamala L. Longaberger Revocable Trust, Rochon Capital Partners, Ltd., a Texas limited partnership, and CVSL Inc., a Florida corporation (incorporated by reference to Exhibit 10 to a Schedule 13D filed by Rochon Capital with the Commission on June 27, 2013).

Exhibit 14         Irrevocable Proxy, dated March 18, 2013, executed by The Tamala L. Longaberger Revocable Trust in favor of Rochon Capital Partners, Ltd., a Texas limited partnership (incorporated by reference to Exhibit 10 to a Schedule 13D filed by Rochon Capital with the Commission on June 27, 2013).

Exhibit 15         Satisfaction of Obligation Agreement dated December 3, 2013 between CVSL Inc. and International Equities Group, Inc. (incorporated by reference to Exhibit 14 to a Schedule 13D filed by Rochon Capital with the Commission on March 31, 2014).

Exhibit 16	Joint Filing Agreement, dated as of August 29, 2016, by and among the Reporting Persons

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 29, 2016	ROCHON CAPITAL PARTNERS, LTD.

	By:	John Rochon Management, Inc., its sole general partner

		By:	/s/ John P. Rochon
John P. Rochon, President

Date: August 29, 2016	JOHN ROCHON MANAGEMENT, INC.

	By:	/s/ John P. Rochon
John P. Rochon, President

Date: August 29, 2016	/s/ John P. Rochon
John P. Rochon

Date: August 29, 2016	RICHMONT CAPITAL PARTNERS V LP

	By:	Richmont Street LLC, its sole general partner

		By:	/s/ John Rochon, Jr.
John Rochon, Jr., President

Date: August 29, 2016	RICHMONT STREET LLC

	By:	/s/ John Rochon, Jr.
John Rochon, Jr. President

Date: August 29, 2016
/s/ John Rochon, Jr.
John Rochon, Jr.

Exhibit 16

JOINT FILING AGREEMENT
JOINT FILING AGREEMENT, dated as of the 29th day of August, 2016, by and among Rochon Capital Partners, Ltd., John Rochon Management, Inc., John P. Rochon, Richmont Capital Partners V LP, Richmont Street LLC and John Rochon, Jr. (collectively, the “Reporting Persons”).
WHEREAS, pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the parties hereto desire to satisfy any filing obligation under Section 13(d) of the Exchange Act by a single joint filing;
NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Reporting Persons hereby agree and represent as follows:

1.
The Schedule 13D with respect to the common stock, par value $0.0001 per share, of JRjr33, Inc. (to which this Joint Filing Agreement is an exhibit) is filed on behalf of each of the Reporting Persons.

2.
Each of the Reporting Persons is responsible for the timely filing of Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such Person contained therein, provided that each such Person is not responsible for the completeness or accuracy of the information concerning any of the other Reporting Persons, unless such Person knows or has reason to believe that such information is inaccurate.

Date: August 29, 2016	ROCHON CAPITAL PARTNERS, LTD.

	By:	John Rochon Management, Inc., its sole general partner

		By:	/s/ John P. Rochon
John P. Rochon, President

Date: August 29, 2016	JOHN ROCHON MANAGEMENT, INC.

	By:	/s/ John P. Rochon
John P. Rochon, President

Date: August 29, 2016	/s/ John P. Rochon
John P. Rochon

Date: August 29, 2016	RICHMONT CAPITAL PARTNERS V LP

	By:	Richmont Street LLC, its sole general partner

		By:	/s/ John Rochon, Jr.
John Rochon, Jr., President

Date: August 29, 2016	RICHMONT STREET LLC

	By:	/s/ John Rochon, Jr.
John Rochon, Jr., President

Date: August 29, 2016	/s/ John Rochon, Jr.
John Rochon, Jr.